SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

18 December, 2009

LLOYDS BANKING GROUP plc
(Translation of registrant's name into English)

5th Floor
25 Gresham Street
London
EC2V 7HN
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X..Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________

Index to Exhibits

Item

No. 1          Regulatory News Service Announcement, dated 18 December, 2009 re: Total Voting Rights

The London Stock Exchange RNS 10 Paternoster Square London EC4M 7LS	Group Secretariat Lloyds Banking Group plc 25 Gresham Street London EC2V 7HN 18th December, 2009

Lloyds Banking Group plc

Notification of voting rights and capital

Lloyds Banking Group plc gives notice that, since 30th June, 2009, its issued capital has increased by 36,612,829,170 ordinary shares of 10p each.

Therefore, the total number of shares issued by Lloyds Banking Group plc with rights to vote which are exercisable in all circumstances at general meetings is 63,774,511,536 ordinary shares of 10p each, which includes shares represented by American Depositary Receipts.  No shares are held in treasury.

That figure may be used by shareholders as the "denominator" for the calculations by which they will determine whether they are required to notify their interest in, or a change to their interest in, Lloyds Banking Group plc under the Financial Services Authority's disclosure and transparency rules.

Lloyds Banking Group plc is registered in Scotland no. 95000

Registered Office: The Mound, Edinburgh EH1 1YZ

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                                          LLOYDS BANKING GROUP plc
                                                                                                (Registrant)

                                                                                                                               By:          M D Oliver

                                                                                                                               Name:     M D Oliver

                                                                                                                               Title:        Director of Investor Relations

Date:  18 December, 2009